UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

AMERICAN COMMERCIAL LINES INC.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

025195207
--------------------------------------------------------------------------------
(CUSIP Number)

Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2009

--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

GVI Holdings, Inc.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 5,317,084

OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 5,317,084
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

5,317,084

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

10.5% (1)
_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

CO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

GAMI Investments, Inc.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 139,530
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 139,530
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

139,530

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

0.3% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

CO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

Great American Management and Investment, Inc.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 5,456,614
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 5,456,614
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

5,456,614

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

10.7% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

HY I Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,762,146
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,762,146
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,762,146

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

3.5% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Managing Member (01), L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,762,146
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,762,146
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,762,146

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

3.5% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,573,130
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,573,130
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,573,130

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

3.1% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,375,000
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,375,000
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,375,000

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

2.7% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

SZ Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 7,481,294
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 7, 481,294
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

7, 481,294 (1)

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

14.7% (2)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

Chai Trust Company, LLC

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 12,937,908
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 12,937,908
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

12,937,908

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

25.4% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1) Based on 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 9 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of American Commercial Lines Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 1701 East Market Street, Jeffersonville, Indiana 47130. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph thereto:

Various financial institutions have extended and may continue to extend credit from time to time under separate loan facilities to certain of the Stockholders for the holding of Common Stock, subject to applicable Federal margin regulations, stock exchange rules and each financial institution’s respective credit policies. The cost of borrowing with respect to each such loan fluctuates with the applicable loan rate and the amount of the debt balance. 12,350,474 shares of Common Stock in the aggregate held by the Stockholders are pledged to such financial institutions as collateral security for the repayment of debit balances in respect of such loans.

ITEM 5.      Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 50,840,090 shares of Common Stock, par value $0.01 per share, outstanding as of February 24, 2009, as reported in the Issuer's Form 10-K filed March 11, 2009.

Based on the foregoing, and after giving effect to the receipt of the March 2009 Shares (as defined in Item 5(c) below), the

(i)	5,317,084 shares of Common Stock held by GVI represent 10.5% of the issued and outstanding Common Stock;

(ii)	139,530 shares of Common Stock held by GAMI represent 0.3% of the issued and outstanding Common Stock;

(iii)	5,456,614 shares of Common Stock beneficially owned by Great American represent 10.7% of the issued and outstanding Common Stock;

(iv)	1,762,146 shares of Common Stock held by HY I represent 3.5% of the issued and outstanding Common Stock;

(v)	1,573,130 shares of Common Stock held by Fund 05-07 represent 3.1% of the issued and outstanding Common Stock;

(vi)	1,375,000 shares of Common Stock held by Fund 08-10 represent 2.7% of the issued and outstanding Common Stock;

(vii)	7,481,294 shares of Common Stock beneficially owned by SZI represent 14.7% of the issued and outstanding Common Stock (including 2,771,018 shares of Common Stock held by SZI); and

(viii)	12,937,908 shares of Common Stock beneficially owned by Chai Trust represent 25.4% of the issued and outstanding Common Stock.

Great American shares voting and dispositive power of all of the shares of Common Stock held by GVI and GAMI. SZI shares voting and dispositive power of all of the shares of Common Stock held by HY I, Fund 05-07 and Fund 08-10. Chai Trust shares voting and dispositive power of all of the shares of Common Stock held by HY I, Fund 05-07, Fund 08-10, SZI, GVI and GAMI. None of the Reporting Persons has sole voting or dispositive power over shares of the Common Stock.

Item 5(c) of the Schedule 13D is hereby amended by adding the following before the last sentence thereof:

Pursuant to the terms of the First Amended Joint Plan of Reorganization of American Commercial Lines LLC, and Affiliated Debtors (the “Plan of Reorganization”), which was confirmed by the United States Bankruptcy Court for the Southern District of Indiana, New Albany Division, on December 30, 2004, the Issuer, as successor to American Commercial Lines LLC (the “Predecessor”), upon emergence from protection under Chapter 11 of the Bankruptcy Code, issued new shares of Common Stock to, amongst other persons, holders of the senior notes due January 1, 2008 of the Predecessor (“Senior Notes”) and senior subordinated notes due July 1, 2008 of the Predecessor (“Subordinated Notes”).  At the time of the effectiveness of the Plan of Reorganization, HY I was a holder of both Senior Notes and Subordinated Notes.  Certain shares of Common Stock otherwise issuable to holders of Senior Notes were retained by the Issuer (the “Holdback Shares”) under the terms of the Plan of Reorganization.

The Plan of Reorganization further provided that the Issuer issue to the holders of Subordinated Notes, warrants (the “Plan Warrants”) for the purchase of Common Stock with an expiration date of January 12, 2009 (which Plan Warrants included the HY I Warrant exercised by HY I on January 8, 2009).  Upon the exercise of such Plan Warrants, the Issuer would deliver Holdback Shares of Common Stock.  Any Holdback Shares remainingh as a result of the expiration of unexercised Plan Warrants, together with cash received by the Issuer in connection with the prior exercise of any Plan Warrants, were to be delivered to the holders of the Senior Notes pro rata based on their respective holdings of Senior Notes.

On March 20, 2009, HY I was informed by the Issuer that it had determined, in accordance with the terms of the Plan of Reorganization, that HY I, as a former holder of Senior Notes of the Predecessor, will receive 27,762 shares of Common Stock from the Issuer (the “March 2009 Shares”), for no consideration, as a result of the expiration of the unexercised Plan Warrants and the distribution of the remaining Holdback Shares.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 20, 2009

GVI HOLDINGS, INC.
GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
GAMI INVESTMENTS, INC.
SZ INVESTMENTS, L.L.C.
HY I INVESTMENTS, L.L.C.
EGI-MANAGING MEMBER (01), L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.

EGI-FUND (08-10) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)